Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

July 16, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Madison Ventures Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 16, 2013 File No. 333-188756

Dear Mr. Reynolds:

Earlier today, July 16, 2013, we submitted a letter to the staff (the “Staff”) of the Securities and Exchange Commission on behalf of our client, Madison Ventures, Inc., in response to the Staff’s comment letter dated June 17, 2013. In our July 16, 2013 letter, we did not identify a response the Staff’s comment number 19, which states, “[p]lease elaborate on any heavy metal contamination found in the surface and ground water due to historical mining activities. The extent and significance of the contamination, as well as your plans to remediate the site, should be clear.” This letter supplements our July 16, 2013 letter and response to the Staff’s comment number 19.

In response to comment number 19, the Company confirms that it made no revisions to the referenced Form S-1 in response to comment number 19 because the Company has no knowledge of any heavy metal contamination in the surface or ground water due to historical mining activities.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo